CARDERO RESOURCE CORP.
(the “Company”)

REPORT OF VOTING RESULTS
(Pursuant to section 11.3 of National Instrument 51-102)

The following matters were put to a vote at the Annual General Meeting of the shareholders of the Company held in Vancouver, British Columbia on September 15, 2011 (“Meeting”). Reference is made to the Management Information Circular of the Company dated August 11, 2011 (the “Circular”) for details on these matters. The report on the voting results is as follows:

1.	Appointment and Compensation of Auditors

By a resolution unanimously passed on a show of hands, Smythe Ratcliffe LLP, Chartered Accountants, were appointed as the auditors for the Company for the fiscal year ending October 31, 2011 and, in accordance with the Articles of the Company, the directors were authorized to fix the auditors’ remuneration.

2.	Election of Directors

By a resolution unanimously passed on a show of hands, the following individuals were elected as the directors of the Company to hold office until the next annual general meeting of the shareholders of the Company or until their successors are elected or appointed:

HENDRIK VAN ALPHEN LAWRENCE W. TALBOT STEPHAN A. FITCH MURRAY HITZMAN LEONARD HARRIS